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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                           OMEGA PROTEIN CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68210P107
                        ------------------------------
                                 (CUSIP Number)

                                 July 18, 2002
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP NO. 68210P107
         ------------
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 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).
      Joseph L. von Rosenberg III
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 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
      Not applicable.
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 3.   SEC Use Only

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 4.   Citizenship or Place of Organization
      United States
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                     5.   Sole Voting Power
   NUMBER OF              19,500
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY               -0-
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON                1,367,700*
     WITH          -------------------------------------------------------------
                     8.   Shared Dispositive Power
                          -0-
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,367,700*
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
      Not applicable.                                               [_]
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11.   Percent of Class Represented by Amount in Row (9)
      5.4%
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12.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------
*Includes 1,348,2000 shares of Common Stock underlying vested stock options granted to Mr. von Rosenberg pursuant to the Omega Protein Corporation 2000 Long-Term Incentive Plan.

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Item 1.

      (a) Name of Issuer:

                 Omega Protein Corporation

      (b) Address of Issuer's Principal Executive Offices:

                 1717 St. James Place, Suite 550
                 Houston, Texas  77056

Item 2.

      (a) Name of Person Filing:

                 Joseph L. von Rosenberg III

      (b) Address of Principal Business Office or, if none, Residence:

                 1717 St. James Place, Suite 550
                 Houston, Texas  77056

      (c)    Citizenship:

                 United States

      (d) Title of Class of Securities:

                 Common stock, par value $0.01 per share (the "Common Stock")

      (e) CUSIP Number:

                 68210P107

Item 3.

             Not applicable.

Item 4.      Ownership.

             (a) Amount beneficially owned:

                 1,367,700*

             (b) Percent of class:

                 5.4%

             (c) Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote

                       19,500

                 (ii)  Shared power to vote or to direct the vote

                       -0-

                 (iii) Sole power to dispose or to direct the disposition of

                       1,367,700*

                 (iv)  Shared power to dispose or to direct the disposition of

                       -0-

             * Includes 1,348,200 shares of Common Stock underlying vested stock options granted to Mr. von Rosenberg pursuant to the Omega Protein Corporation 2000 Long-Term Incentive Plan.

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Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Not applicable.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    February 28, 2003

                                  By:   /s/  JOSEPH L. VON ROSENBERG III
                                     -------------------------------------------
                                             Joseph L. von Rosenberg III